NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Election of an independent director;
2. Appointment of an independent member of the Advisory
Board/Committee;
3. Amendment to the Seventh Article of the Articles of
Incorporation of the Company; and
4. Cash dividend declaration on the Company’s Series HH
10% Cumulative Convertible Preferred Stock and Series
II 10% Cumulative Convertible Preferred Stock.

Exhibit 1

April 23, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

April 23, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,139 As of March 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 23, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on April 23, 2013:

1.	The Board elected Retired Chief Justice Artemio V. Panganiban as independent director to serve as such effective immediately and for the unexpired term of his predecessor in office, Rev. Fr. Bienvenido F. Nebres, S.J.

Retired Chief Justice Panganiban has been an independent member of the Advisory Board and an independent non-voting member of the Governance and Nomination Committee of the PLDT Board of Directors since 2009. Currently, he is also an independent director of Meralco, Petron Corporation, Bank of the Philippine Islands, First Philippine Holdings Corporation, Metro Pacific Investments Corporation, Metro Pacific Tollways Corporation, Tollways Management Corporation, Robinsons Land Corporation, GMA Network, GMA Holdings, and Asian Terminals, Inc.; and a regular director of Jollibee Foods Corporation. He is also Chairman of the Board of Trustees of the Foundation for Liberty and Prosperity and the Philippine Dispute Resolution Center, Inc.; President of the Manila Cathedral-Basilica Foundation; Chairman of the Board of Advisers of Metrobank Foundation; senior adviser of the Metropolitan Bank and Trust Company; and a column writer of the Philippine Daily Inquirer.

Retired Chief Justice Panganiban served the Supreme Court of the Philippines for more than 11 years, first as Justice (October 10, 1995 to December 20, 2005) and later, as Chief Justice (December 21, 2005 to December 6, 2006) during which he sat concurrently as Chairperson of the Presidential Electoral Tribunal, Judicial and Bar Council and Philippine Judicial Academy.

He was the recipient of numerous awards in recognition of his role as jurist, practising lawyer, professor, civic leader, Catholic lay worker and business entrepreneur, including as “The Renaissance Jurist of the 21st Century” given by the Supreme Court on the occasion of his retirement from the Court.

Retired Chief Justice Panganiban obtained his Bachelor of Laws Degree (Cum Laude) from the Far Eastern University in 1960, passed the bar examinations in the same year as 6th placer, and conferred a Doctor of Laws (Honoris Causa) Degree by the University of Iloilo, Far Eastern University, University of Cebu, Angeles University and Bulacan State University. He was co-founder and past president of the National Union of Students of the Philippines.

2.	The Board appointed Fr. Jose Ramon T. Villarin, S.J. as independent member of the Advisory Board/Committee effective immediately.

Fr. Villarin is the President of Ateneo de Manila University since 2011. He is the Chairman of the Board of Trustees of Synergeia, Manila Observatory and Confucius Institute of Ateneo de Manila University, and a member of the Board of Trustees of Ramon Magsaysay Award Foundation, Philippine Institute of Pure and Applied Chemistry, Loyola School of Theology, Ateneo de Naga University, Metropolitan Waterworks and Sewerage System and Asian Institute of Management. He is also a member of National Panel Technical Experts of the Climate Change Commission. He has received several prestigious awards including the 2007 Nobel Peace Prize (through membership in intergovernmental Panel on Climate Change), Outstanding Book Award, “Disturbing Climate” (National Academy of Science and Technology) in 2002, and National Outstanding Young Scientist (National Academy of Science and
Technology) in 2000. Fr. Villarin obtained his Bachelor of Science Theology Degree (Summa Cum Laude) and Bachelor of Science in Physics Degree (Magna Cum Laude) from the Ateneo de Manila University, Master of Science in Physics Degree from Marquette University, Milwaukee, WI, USA and Ph.D in Atmospheric Sciences from the Georgia Institute of Technology, Atlanta, GA, USA.

3.	The Board approved the following corporate actions: (a) decrease in the Company’s authorized capital stock from Nine Billion Three Hundred Ninety Five Million Pesos (?9,395,000,000), divided into two classes consisting of (A) Preferred Capital Stock sub-classified into: One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (?1.00) each and Eight Hundred Seven Million Five Hundred Thousand (807,500,000) shares of Non-Voting Serial Preferred Stock of the par value of Ten Pesos (?10.00) each, and (B) Two Hundred Thirty Four Million (234,000,000) shares of Common Capital Stock of the par value of Five Pesos (?5.00) each to Five Billion One Hundred Ninety Five Million Pesos (?5,195,000,000), divided into two classes consisting of (A) Preferred Capital Stock sub-classified into: One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (?1.00) each and Three Hundred Eighty Seven Million Five Hundred Thousand (387,500,000) shares of Non-Voting Serial Preferred Stock of the par value of Ten Pesos (?10.00) each, and (B) Two Hundred Thirty Four Million (234,000,000) shares of Common Capital Stock of the par value of Five Pesos (?5.00) each; and (b) corresponding amendments to the Seventh Article of the Articles of Incorporation of the Company, subject to approval by the stockholders and the Securities and Exchange Commission.

4.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2012, which are sufficient to cover the total amount of dividends declared:

a.	?1.00 per outstanding share of the Company’s Series HH 10% Cumulative Convertible Preferred Stock issued in 2008, for the annual period ending April 30, 2013, payable on May 31, 2013 to the holder of record on May 9, 2013.

b.	?1.00 per outstanding share of the Company’s Series II 10% Cumulative Convertible Preferred Stock, for the annual period ending April 30, 2013, payable on May 31, 2013 to the holders of record on May 9, 2013.

c.	Final dividend of ?0.0027 per day per outstanding share of the Company’s Series HH 10% Cumulative Convertible Preferred Stock issued in 2007 covering the period April 21, 2012 to May 16, 2013, payable on May 16, 2013 to the holders of record on February 14, 2013.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTAN	CE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C.	Rausa-Chan

MA. LOURDES C. Corporate Secretary	RAUSA-CHAN

April 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan—

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 23, 2013